Catalyst Pharmaceutical Partners, Inc.
355 Alhambra Circle, Suite 1370
Coral Gables, Florida 33134
October 3, 2008
Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Catalyst Pharmaceutical Partners, Inc. Form 10-Q for the quarter ended March 31, 2008 Form 10-Q for the quarter ended June 30, 2008 File No. 001-33057
Dear Mr. Rosenberg:
This letter is submitted in response to the comment set forth in your letter addressed to Patrick J. McEnany, Chairman, President and Chief Executive Officer of Catalyst Pharmaceutical Partners, Inc., dated September 29, 2008 (the “Comment Letter”). Our response to the Comment Letter is set forth below.
Exhibit 31.1 and 31.2
1.	Comment:

Please tell us why these certifications do not include the entire introductory language of paragraph 4 to also address your officers’ responsibility for establishing and maintaining internal control over financial reporting.
As discussed yesterday in a telephone conversation between our counsel, Philip B. Schwartz, and Frank Wyman of your office, the language required in paragraph 4 was included in the certifications that were filed as exhibits to the Company’s Form 10-K for fiscal 2007, but was inadvertently omitted from the certifications filed as exhibits with the Company’s first and second quarter 2008 Form 10-Qs.
The Company is aware that the beginning of Part 4 of the required certifications (exhibits 31.1 (principal executive officer) and 31.2 (principal financial officer)) is supposed to read as follows:
4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-14(f) for the registrant and have:
This confirms that had the inadvertently omitted language (underlined above) been included in the certifications attached to the Company’s first and second quarter 2008 Form 10-Qs, Mr. McEnany, in his capacity as the Company’s Chief Executive Officer, and the undersigned, in my capacity as the Company’s Chief Financial Officer, would have signed the certifications.

This further confirms that the Company’s inadvertent omission of certain language required in Part 4 of the Certifications (Exhibits 31.1 and 31.2) will be corrected prospectively in the Company’s future filings with the Securities and Exchange Commission.
In connection with our responses to the Staff’s comments, we acknowledge that:
•	The Company is responsible for the adequacy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (201)934-4201. Thank you for your courtesy and cooperation.
Very truly yours,
/s/ Jack Weinstein
Jack Weinstein
Chief Financial Officer

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